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                              May 11, 2022

       Fernando Cornejo
       Chief Executive Officer
       Kalera Public Ltd Co
       7455 Emerald Dunes Dr.
       Orlando, Florida 32822

                                                        Re: Kalera Public Ltd
Co
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 9, 2022
                                                            File No. 333-264422

       Dear Mr. Cornejo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 9, 2022

       Background of the Business Combination, page 145

   1. Please discuss the potential impact on the transaction related to the resignation of BofA
                                                        Securities. For
example, if BofA Securities would have played a role in the closing, please revise to identify the
party who will be filling BofA Securities    role.
       Kalera's Exploration of Strategic Alternatives Prior to Discussions with Agrico, page 145

   2. Please disclose any fees paid or due to BofA Securities in connection with their role as a financial advisor to
Kalera. If any of these fees will be forfeited by their May 8,
                                                        2022 resignation,
please revise to disclose this information.
 Fernando Cornejo
FirstName  LastNameFernando  Cornejo
Kalera Public Ltd Co
Comapany
May        NameKalera Public Ltd Co
     11, 2022
May 11,
Page 2 2022 Page 2
FirstName LastName
General

3. Please tell us whether BofA Securities was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 156 regarding the summary of the financial analyses prepared by Kalera management and reviewed by the board of directors of Agrico or the projected financial information of
         Kalera beginning on page 159. If BofA Securities was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Kalera and that they disclaim any liability in connection with such disclosure included in the registration statement.
4. Please disclose whether BofA Securities assisted in the preparation or review of any materials reviewed by the Agrico board of directors or management as part of their services to Kalera and whether BofA Securities has withdrawn its association with those materials and notified Agrico of such disassociation.
5. Please provide us with any correspondence between BofA Securities and Kalera relating to BofA Securities' resignation.
6. Please provide us with the engagement letter between Kalera and BofA Securities. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on the Company in the registration statement.
7. Please provide us with a letter from BofA Securities stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities and they either agree or do not agree with the conclusions and the risks associated with such outcome. If BofA
         Securities does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors, including that there cannot be any inference drawn that BofA does not disagree. Please revise the disclosure included accordingly.
       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christopher Edwards at 202-551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
 Fernando Cornejo
Kalera Public Ltd Co
FirstName
May 11, 2022   LastNameFernando Cornejo
Comapany
Page    3      NameKalera Public Ltd Co
May 11, 2022 Page 3
cc:       David Dixter, Esq.
FirstName LastName